Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” incorporated by reference in the Registration Statement (Form S-3 dated April 14, 2011) and related Prospectus of Graphic Packaging Holding Company for the registration of common stock, preferred stock, debt securities, guarantees of debt securities, depositary shares, warrants to purchase common stock, preferred stock or debt securities, purchase contracts or units and to the incorporation by reference therein of our reports dated March 8, 2011, with respect to the consolidated financial statements of Graphic Packaging Holding Company, and the effectiveness of internal control over financial reporting of Graphic Packaging Holding Company at December 31, 2010, included in its Annual Report (Form 10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Atlanta, Georgia
April 14, 2011